Exhibit (e)(7)

EXCLUSIVITY AGREEMENT

This Exclusivity Agreement (the “Agreement”) is made as of September 30, 2010, between General Electric Company (“GE”) and Clarient, Inc. (the “Company”, and together with GE, the “Parties”) with reference to the following background.

A.    The Parties have engaged in and expect to continue to engage in discussions involving a possible acquisition of the Company by GE (the “Transaction”).

B.    In connection with the consideration of such Transaction, the Company and GE have entered into a Confidentiality Agreement dated as of June 6, 2010, concerning the Company’s furnishing to GE certain confidential and proprietary information concerning its business and properties (the “Confidentiality Agreement”). The exchange of any confidential or proprietary information of either Party in connection with this Transaction shall be governed by the Confidentiality Agreement. Capitalized terms used but not defined in this Agreement shall have the meaning given to them in the Confidentiality Agreement.

C.    In consideration of the time and resources necessary for GE to conduct further due diligence on the Company, evaluate the Transaction and negotiate the necessary documentation for the Transaction, the Parties wish to further define their respective rights and obligations with respect to the evaluation of the Transaction.

D.    For purposes of this Agreement, the term (i) “Representative” shall mean a Party’s officers, directors, employees, representatives, Affiliates, agents, professional advisors or authorized representatives, (ii) “Person” shall mean any natural person, general or limited partnership, corporation, limited liability company, limited liability partnership, firm, association or organization, trust or other legal entity, and (iii) “Affiliates” shall mean, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, controls, is controlled by or is ‘under common control with such specified Person; provided that Clarient Pathology Services, Inc. (“CPS”) shall, for the avoidance of doubt, be deemed an Affiliate of the Company.

NOW, THEREFORE, in consideration of the premises and the agreements contained in this Agreement, the Parties agree as follows:

1.    The Company agrees that from the date hereof until the earliest of (a) 8:00 a.m. Eastern Time on October 18, 2010, (b) GE’s notice to the Company that it no longer intends to pursue a Transaction or (c) the execution and delivery of definitive documentation with respect to a Transaction (the “Exclusivity Period”), (i) the Company shall not, and shall direct and use commercially reasonable efforts to cause its Affiliates and Representatives not to, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing information) any inquiries, proposals or offers from any third party relating to an acquisition of the Company or any of its subsidiaries or CPS by merger or otherwise or an acquisition of beneficial ownership of greater than 10% of the Company’s or its subsidiaries’ or CPS’ capital stock issued and outstanding as of the date hereof or any material portion of the Company’s or its subsidiaries’ or CPS’ assets (collectively, an “Acquisition Transaction”) or assist any third party in preparing or soliciting an offer relating in any way to an Acquisition Transaction; (ii) the Company shall not, and shall not enter into an agreement to, issue or sell any of its capital stock or securities exercisable, convertible or exchangeable therefor, other than the issuance or sale of such capital stock or securities exercisable, convertible or exchangeable therefor pursuant to compensation plans, currently outstanding warrants or any agreements in effect as of the date hereof; and (iii) the Company shall not have, and shall use commercially reasonable efforts to cause the Company’s Affiliates and Representatives not to have, any discussions, conversations, negotiations or other communication with any third party relating to, or that could be reasonably likely to lead to, an Acquisition Transaction, except in the case of clause (iii) to inform any Person of the existence of the Company’s obligations under this Agreement. The Company agrees that it shall, and shall use commercially reasonable efforts to cause its Affiliates and Representatives to, immediately cease any existing discussions, negotiations or activities, including the provision of non-public information (and the provision of access to non-public information) with any third party (other than GE) regarding the Company or its Affiliates with respect to any inquiry, proposal or offer relating to, or reasonably likely to lead to, an Acquisition Transaction.

2.    In the event that the Company or any of its Affiliates shall receive any offer or proposal regarding an Acquisition Transaction during the Exclusivity Period, the Company shall, unless prohibited by the terms of an agreement to which the Company is a party as of the date hereof, promptly, and in any event within two business days of such receipt, notify GE, orally and in writing, of such proposal or offer and shall, in any such notice to GE, unless prohibited by the terms of any agreement to which the Company is a party as of the date hereof, indicate in reasonable detail the identity of the offer or inquirer and the terms and conditions of any offer or proposal.

3.    The Parties acknowledge and agree that unless and until the execution and delivery of definitive documentation with respect to the Transaction, none of the Company, GE or any of their respective Affiliates intends to be, nor shall any of them be, under any legal obligation of any kind whatsoever with respect to the Transaction, any other transaction or otherwise, except for the matters specifically agreed to in this Agreement. Neither the discussions or negotiations between the Parties nor this Agreement is intended to, and they do not, create any fiduciary or other special duties or obligations between the parties hereto other than those non-fiduciary obligations specifically set forth herein.

4.    The terms of this Agreement may be modified or waived only by a separate writing signed by each of the Parties that expressly modifies or waives any such term. Each of the Parties agrees that irreparable harm would occur in the event that any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

5.    This Agreement shall be construed in accordance with the internal laws of the State of Delaware without regard to principles of choice or conflicts of law. This Agreement represents the entire agreement of the Parties concerning the subject matter hereof and supersedes any prior or contemporaneous oral (or any prior written) agreements concerning the subject matter hereof.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed on the date first written above.

GENERAL ELECTRIC COMPANY

By:	/S/ MICHAEL A. JONES
Michael A. Jones Vice President, Business Development GE Healthcare

CLARIENT INC.

By:	/S/ RONALD A. ANDREWS
Name:	Ronald A. Andrews
Title:	Chief Executive Officer